NUZEE, INC.

16955 Via Del Campo, Suite 260

San Diego, CA 92127

September 10, 2013

Ms. Jennifer Lopez Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549	Via Edgar Only

Re:       NuZee, Inc.

            Form 8-K/A2 filed on August 13, 2013

Dear Ms. Lopez:

NuZee, Inc. (the "Company") hereby submits responses to comments and questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated August 29, 2013 (the “Comment Letter”) relating to the Company’s Current Report as amended on Form 8-K/A filed on August 13, 2013 ("Form 8-K/A2").

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3 to the Form 8-K ("Form 8-K/A3").  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1.                  Your Exchange Act reporting status is unclear to us.  The facing page of your annual report on Form 10-K for the period ended July 31, 2012 indicates that you have a class of securities, your common stock, registered under Section 12(g) of the Exchange Act and you have checked the box indicating that you are required to file reports pursuant to Section 13 or Section 15(d) of the Act.  However, a review of your reporting history does not reflect the registration of a class of your securities pursuant to Section 12(g) of the Exchange Act, such as via a registration statement on Form 10 or Form 8-A.  You also do not appear to be required to continue to file reports pursuant to Section 15(d) of the Exchange Act in connection with the registration statement on Form S-1 (file no. 333-176684) you originally filed on September 6, 2011.  Accordingly, please tell us why you believe that you have a class of securities registered pursuant to Section 12(g) and why you believe you are required to file reports pursuant to the Exchange Act.  Alternatively, either file a registration statement on Form 10 or Form 8-A, as applicable, to register a class of securities or file a Form 15 to deregister and terminate your reporting obligations, if you are eligible to do so.

Response

Staff is correct that the Company has never registered any of its shares under Section 12(g) of the Exchange Act.  The only securities registered with the SEC were done so pursuant to the Company’s Form S-1, as amended, which was originally filed with the SEC on September 6, 2011.  The Company’s officers and directors responsible for filing the 2012 10-K have since resigned and new officers and directors appointed.  Our current officers and directors are not aware of any reason, other than inadvertent error, why the 2012 10-K indicated the Company had any securities registered under Section 12(g).  As such, the Company will not be  filing a registration statement on Form 10 or Form 8-A, or a Form 15 to deregister.

Staff is also correct that the Company’s reporting requirements under 15(d) were automatically suspended due to the fact that we had less than 300 shareholders of record at August 1, 2012.  The Company intends to file all future periodic reports on voluntary basis.

Exhibits

2.                  We note your response to comment 4 of our letter dated May 24, 2013 and your indication that you will file as an exhibit the agreement with your beverage architect.  Pursuant to Item 601(b)(10) of Regulation S-K, please file the agreement with your beverage architect as an exhibit in your next amendment.

Response

We have conducted an extensive search for a copy of the written agreement between our beverage architect and Point Blank Beverages, Inc. (“PBB”).  It has recently come to our attention that  no formal written agreement was ever finalized.  Therefore, we have no such agreement to file as an exhibit pursuant to Item 601(b)10) of Regulation S-K.

Exhibit 99.01 Audited Financial Statements for Nuzee Co., Ltd.

Statements of Cash Flows, page F-5

3.                  We have reviewed your response to comment 5 in our letter dated July 18, 2013. Although you indicate that the entire $80,422 inventory impairment during the period ended September 30, 2012 resulted from inventory purchased from related parties, we note that your related party footnote on page F-10 discloses only $10,454 of skin care products purchased from an entity controlled by your majority shareholder.  Please disclose all related party transactions in the related party footnote and clearly disclose that the inventory impairment related to inventory purchased from a related party.  Please name all involved related parties and specify if they are entities controlled by your majority shareholder.  Also tell us if these inventory purchases were made at prices more or less favorable to you than available on the market including how you arrived at your conclusion.  We may have further comment.

Response

The Company’s auditor has amended footnote 5 regarding Related Party Transactions to correctly reflect all related party purchases and resulting inventory impairment.  The footnote also includes a statement that inventory was purchased from iSpring, which is owned by the Company’s majority shareholder, Masa Higashida.

COMPANY ACKNOWLEDGMENT

In filing these responses and the Form 8-K/A, the Company acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact either myself or the Company's legal counsel, Karen Batcher, if you have any further questions or require additional information.  Ms. Batcher can be reached by telephone at 619.475.7882, or by email at kbatcher@synergenlaw.com.

                                                                                    NUZEE, INC.

                                                                                    /s/  Craig Hagopian

                                                                                    Craig Hagopian, President